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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 2)

                             ---------------------

                                 SYSTEMIX, INC.
                           (Name of Subject Company)

                                 SYSTEMIX, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  871872 10 7
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                                IRIS BREST, ESQ.
                                GENERAL COUNSEL
                                 SYSTEMIX, INC.
                               3155 PORTER DRIVE
                          PALO ALTO, CALIFORNIA 94303
                                 (415) 856-4901
            (Name, address and telephone number of person authorized
                to receive notices and communications on behalf
                       of the person(s) filing statement)

                         ------------------------------

                                WITH A COPY TO:

           MORRIS J. KRAMER, ESQ.                          JEFFRY HOFFMAN, ESQ.
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP       SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN LLP
              919 THIRD AVENUE                               919 THIRD AVENUE
          NEW YORK, NEW YORK 10022                       NEW YORK, NEW YORK 10022
               (212) 735-3000                                 (212) 891-9260

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     This Amendment No. 2 to the Solicitation/Recommendation Statement on
Schedule 14D-9 filed by SyStemix, Inc. (the "Company"), a Delaware corporation, (this "Amendment") relates to the offer by Novartis Biotech Holding Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Novartis Inc., a company organized under the laws of Switzerland ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Company (the "Shares"), at a price of $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated January 17, 1997 and in the related Letter of Transmittal.

ITEM 3. IDENTITY AND BACKGROUND

(a) Item 3 is hereby amended by amending and restating in its entirety the first paragraph under "THE MERGER AGREEMENT - THE OFFER" as follows:

     THE OFFER. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable after the date thereof, but in no event later than five business days after the initial public ammouncement of Purchaser's intention to commence the Offer. Purchaser shall not, without the consent of a majority of the Independent Directors, accept for payment any Shares tendered pursuant to the Offer unless at least a majority of the then issued and outstanding Shares, other than Shares owned by Parent and Purchaser, shall have been validly tendered and not withdrawn prior to the expiration of the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer (i) not less than a majority of the issued and outstanding Shares other than Shares owned by Parent or Purchaser (the "First Minimum Condition") and (ii) at least the number of Shares that when added to the Shares owned by Parent and Purchaser shall constitute 90% of the Shares then outstanding (the "Second Minimum Condition") and certain other conditions that are described in "CONDITIONS TO CONSUMMATING THE OFFER" below. Purchaser and Parent have agreed that no change in the Offer may be made which decreases the price per Share payable in the Offer or which reduces the maximum number of Shares to be purchased in the Offer or which imposes conditions to the Offer in addition to those set forth in "CONDITIONS TO CONSUMMATING THE OFFER" below. The First Minimum Condition may not be waived without the consent of a majority of the Independent Directors. Pursuant to the Merger Agreement, in the event all conditions set forth in the Merger Agreement shall have been satisfied other than the Second Minimum Condition, Purchaser may extend the Offer for a period or periods aggregating not more than 20 business days after the later of (i) February 14, 1997 and
(ii) the date on which all other conditions set forth in the Merger Agreement shall have been satisfied, after which time (or earlier if Parent did not extend the Offer) Purchaser shall waive the Second Minimum Condition and consummate the Offer.


(b) Item 3 is hereby amended by amending and restating in its entirety the first paragraph under "THE MERGER AGREEMENT - CONDITIONS TO CONSUMMATING THE OFFER" as follows:

     CONDITIONS TO CONSUMMATING THE OFFER. Purchaser shall not, without the consent of a majority of the Independent Directors, accept for payment any Shares tendered pursuant to the Offer unless at least a majority of the then isssued and outstanding Shares, other than Shares owned by Parent and Purchaser, will have been validly tendered and not withdrawn prior to the expiration of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of, and payment for, Shares tendered, if
(i) immediately prior to the expiration of the Offer the Second Minimum Condition shall not have been satisfied or (ii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date and prior to the acceptance for payment of Shares, any of the following conditions shall exist:


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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: February 11, 1997

                                                   /s/ John J. Schwartz
                                          --------------------------------------

                                                 John J. Schwartz, Ph.D.
                                          President and Chief Executive Officer